03011195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH, D.C. 187

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lee Harris and Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4201 West 36th Street, Suite 100
(No. and Street)

Chicago (City) Illinois (State) 60632 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee Harris 773-650-1570
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jon George Floodas
(Name – *if individual, state last, first, middle name*)

4747 W. Peterson Avenue (Address) Chicago (City) Illinois (State) 60646 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lee Harris and Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
KENNETH ENGELBRECHT
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 08/09/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEE HARRIS AND COMPANY

Financial Statements
and
Accompanying Information
for the year ended
December 31, 2002

Table of Contents

JON FLOODAS
CERTIFIED PUBLIC ACCOUNTANT
4747 WEST PETERSON AVENUE, SUITE 300
CHICAGO, ILLINOIS 60646
(773) 202-0177
FAX (773) 777-6557

MEMBER
AMERICAN INSTITUTE OF CERTIFIED
PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

Mr. Lee Harris
Lee Harris and Company
Chicago, Illinois

I have audited the accompanying statement of financial condition of Lee Harris and Company as of December 31, 2002, and the related statements of (loss), changes in ownership equity, cash flows and changes in subordinated liabilities for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects, the financial condition of Lee Harris and Company as of December 31, 2002 and the results of its operations, changes in ownership equity, cash flows and changes in subordinated liabilities for the year then ended in conformity with accounting principles generally accepted in the United States.

My examination has been made for the purpose of forming the opinion on the basic financial statements, taken as a whole. The accompanying information included in this report on pages 14 through 24, although not considered necessary for a fair presentation in conformity with generally accepted accounting principles, is presented for supplementary analysis purposes and has been subjected to the audit procedures applied in the examination of the basis financial statements. In my opinion, the accompanying information is stated fairly in all material respects in relation to the basic financial statements taken as a whole, and presents fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Jon Floodas

February 24, 2003

LEE HARRIS AND COMPANY

Statement of Financial Condition
December 31, 2002

Assets

Current assets	
Cash and cash equivalents	$ 1,087
Receivable	
Secured demand notes receivable collateralized by money market account (note 1)	5,500
Total current assets	6,587
Property and equipment (note 1)	
Automobile	19,648
Computer equipment	6,732
Office equipment	1,964
Total property and equipment	28,344
Less accumulated depreciation	20,404
Property and equipment, net of depreciation	7,940
Other assets	
Stock warrants	100
Total assets	$ 14,627

Liabilities and Ownership Equity

Current liabilities	
Accounts payable	$ 400
Liabilities subordinated to claims of general creditors (note 1)	
Due to shareholder	5,500
Contingency (note 2)	
Ownership equity	
Common stock, $1 par value; authorized 10,000 shares, issued and outstanding 1,000 shares	1,000
Donated capital	59,691
Retained earnings (deficit)	(51,964)
Total ownership equity	8,727
Total liabilities and ownership equity	$ 14,627

See notes to financial statements

LEE HARRIS AND COMPANY

Statement of (Loss)
for the Year Ended December 31, 2002

Revenues	
Concessions	$ -0-
Costs and expenses	
Supplies, postage and office expenses	195
Broker-dealer expenses	2,713
Professional fees	400
Write down of stock warrants to net Realizable value	3,200
Total costs and expenses	(6,508)
Net (loss) before tax provision	(6,508)
Refund of state replacement taxes	63
Net (Loss)	$ (6,445)

See notes to financial statements

LEE HARRIS AND COMPANY

Statement of Changes in Ownership Equity
for the Year Ended December 31, 2002

	Common Stock $1 Par Value	Capital in Excess of Par Value	Donated Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2001	$ 1,000	$ 1,500	$56,031	$(45,519)	$ 13,012
Capital Contributions	-	-	2,310	-	2,310
Capital Distributions	-	-	(150)	-	(150)
Net (Loss)	-	-	-	(6,445)	(6,445)
Balance, December 31, 2002	$ 1,000	$ 1,500	$58,191	$(51,964)	$ 8,727

See notes to financial statements

LEE HARRIS AND COMPANY

Statement of Cash Flows
for the Year Ended December 31, 2002

Cash flows from operating activities	
Net (loss) from operations	$ (6,445)
Adjustments	
Write down of stock warrants to net Realizable value	3,200
Increase in accounts payable	337
Net cash (used in) operations	(2,908)
Cash provided by (used by) investing activities	
Shareholder capital contribution	2,310
Distribution from donated capital	(150)
Net cash provided by investing activities	2,160
Net (decrease) in cash	(748)
Cash, January 1, 2002	1,835
Cash, December 31, 2002	$ 1,087

See notes to financial statements

LEE HARRIS AND COMPANY

Statement of Changes in Subordinated Liabilities
for the Year Ended December 31, 2002

Balance, December 31, 2001	$ 5,500
Balance, December 31, 2002	$ 5,500

See notes to financial statements

LEE HARRIS AND COMPANY

Notes to Financial Statements
December 31, 2002

Note 1 - Summary of significant accounting policies

Industry

The Company is a licensed securities broker/dealer. Pursuant to its restrictive agreement with the National Association of Securities Dealers, the firm has voluntarily limited its business in certain ways, including limiting broker/dealer operations to those described in Paragraphs (a)(1)(i) and (a)(2)(vi) of SEC Rule 15c3-1, processing all transactions pursuant to the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3, not receiving securities or holding customer funds under any circumstances, and limiting business to Direct Participation Programs on a subscription basis and the private placement of debt and equity securities solely on a "best efforts" or "all or none" basis.

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Concession income and the corresponding commission expense to registered representatives is recognized currently at the time of the sale of the investments.

Certain sales of investments in Direct Participation Programs are payable by the investor on a deferred payment program, and the concession income (and related commission expense) is not due to or by the Company until the investor pays the deferred installment. However, as was stated above, the concession income and the related commission expense to registered representatives is recognized currently on the deferred payment sales.

Property and equipment

Property and equipment consists of an automobile, computer equipment and office equipment stated at cost. The automobile and office equipment are depreciated over their estimated useful lives using the applicable depreciation method. The computer equipment was expensed in the year of acquisition under Section 179 of the Internal Revenue Code.

Income taxes

The Company elected at its inception not to be taxed as a corporation, as provided for by Subchapter S of the Internal Revenue Code. The Company's taxable income, computed on the cash basis of accounting, is reportable by the Company's shareholder. Accordingly, no provision has been made for federal income taxes in the financial statements. However, the Company has recorded a refund of state replacement tax of $63 for the year ended December 31, 2002.

Note 1 - Summary of significant accounting policies - continued

Secured demand note receivable and liabilities subordinated to claims of general creditors

To comply with certain provisions of the Securities Exchange Act of 1934, the Company entered into the following transactions:

The Company has two non-interest bearing demand note totaling $5,500 ($4,500+ $1,000) due from Lee Harris, the sole shareholder of the Company. The demand notes are collateralized by common stocks, a money market fund and a bank savings account with a market value of $6,522 at December 31, 2002.

To offset the demand notes described in the above paragraph, the Company has a non-interest bearing liability to Mr. Harris of $5,500 that is payable October 31, 2002. The liability is subordinated to all claims of all other present and future creditors of the Company.

Pursuant to Rule 15c 3-1 under the Securities Exchange Act of 1934, the $5,500 subordinated liability due to the shareholder qualifies as equity capital.

Net capital

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities Exchange Act of 1934, the Company is required to maintain $5,000 of minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

Note 2 - Contingency

The Company has executed an Acceptance, Waiver and Consent with respect to a finding by the NASD of the late filing by 2 days of the Focus Form II A for the quarter ending September 30, 2002. The maximum potential financial fine for the "minor rule violation" is $2,500.00. The Company has also filed a Mitigation Statement in which it has set forth reasons why it believes the financial fine should be limited to the $100 fine already paid. In the event an additional fine is imposed, it could be material to the Company's minimum net capital requirement and require an additional capital contribution.

Accompanying Information

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16   2) Rule 17a-5(b) [x] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: Lee Harris & Company [13]	SEC FILE NO.: 8-27669 [14]
	FIRM I.D. NO.: 10617 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 4201 West 36th Street, Suite 100 [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY): 01-01-02 [24]
Chicago [21] (City) Illinois [22] (State) 60632 [23] (Zip Code)	AND ENDING (MM/DD/YY): 12-31-02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code) — Telephone No.
Lee Harris [30]	773-650-1570 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [x] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [x] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24th day of February 2003

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Floodas, Jon George, C.P.A.

NAME (If individual, state last, first, middle name)

4747 W. Peterson Avenue, Chicago, IL 60646 [70]

ADDRESS

Number and Street [71]	City [72]	State [73]	Zip Code [74]

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Lee Harris and Company | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-02 | 99
SEC FILE NO. 8-27669 | 98
Consolidated | 198
Unconsolidated | 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 1087	200			$ 1087	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ___ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ___ [150]						
B. Other securities $ ___ [160]						
7. Secured demand notes:	5500	470		640	5500	890
Market value of collateral:						
A. Exempted securities $ ___ [170]						
B. Other securities $ ___ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ___ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	7940	680	7940	920
11. Other assets		535	100	735	100	930
12. TOTAL ASSETS	$ 6587	540	$ 8040	740	$ 14627	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER — as of 12-31-02

Lee Harris and Company

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] [13]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[10] [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	400 [1205]	[1385]	400 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] [12]	[1390] [14]	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders [9] $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		5500 [1420]	5500 [1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ 5500 [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 400 [1230]	$ 5500 [1450]	$ 5900 [1760]

Ownership Equity		Total
21. Sole Proprietorship		[15] $ [1770]
22. Partnership (limited partners)	[11] ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		1000 [1792]
C. Additional paid-in capital		59691 [1793]
D. Retained earnings		(51964) [1794]
E. Total		8727 [1795]
F. Less capital stock in treasury		[16] ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 8727 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 14627 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Lee Harris and Company — as of 12-31-02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 8727	3480
2.	Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3.	Total ownership equity qualified for Net Capital			8727	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			5500	3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 14227	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(8040)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			[20] $ 6187	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18]	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 6187	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 12-31-02

Lee Harris and Company

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)			$ 65	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 5000	3760
14. Excess net capital (line 10 less 13)			$ 1187	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22			$ 6147	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 400	3790
17. Add:				
A. Drafts for immediate credit 21	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Total aggregate indebtedness			$ 400	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 15.47	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Lee Harris and Company

For the period (MMDDYY) from 1/1/02 [3932] to 12/31/02 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue			3995
9. Total revenue		$ -0-	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses			4195
15. Other expenses		6508	4100
16. Total expenses		$ 6508	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (6508)	4210
18. Provision for Federal income taxes (for parent only) Refund of Illinois Replacement Tax		63	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (6445)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

Lee Harris and Company

For the period (MMDDYY) from 1/1/02 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$13012	4240
A. Net income (loss)			(6445)	4250
B. Additions (Includes non-conforming capital of	29 $	4262)	2160	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 8727	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$ 5500	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$5500	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Lee Harris and Company as of 12/31/02

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1			4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		x	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30	4335		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

LEE HARRIS AND COMPANY

Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2002

The difference in the computation of net capital between the unaudited Part II A as previously submitted by Lee Harris and Company and the audited Part II A is reconciled as follows:

Net capital per unaudited Part II A as previously Submitted by Lee Harris and Company	$ 6,524
Audit adjustments for the year ended December 31, 2002	(337)
Net capital per audited Part II A, Line 3750	$ 6,187

EXHIBIT I

LEE HARRIS AND COMPANY

Computation of Reserve Requirements Pursuant to Rule 15c 3-3

Information Relating to Possession or Control Requirements Under Rule 15c 3-3

The Company's securities business is restricted per its Restrictive Agreement with the National Association of Securities Dealers (see note 1). The Company carries no margin accounts, promptly transmits all customer funds directly to the issuing entity, and does not otherwise hold funds or securities for, or owe money or securities to customers.

The provisions of Rule 15c 3-3 are not applicable to Lee Harris and Company based upon Securities Exchange Act of 1934, Rule 15c 3-3 (k)(2)(i).

JON FLOODAS
CERTIFIED PUBLIC ACCOUNTANT
4747 WEST PETERSON AVENUE, SUITE 300
CHICAGO, ILLINOIS 60646
(773) 202-0177
FAX (773) 777-6557

MEMBER
AMERICAN INSTITUTE OF CERTIFIED
PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

Mr. Lee Harris
Lee Harris and Company
Chicago, Illinois

I have examined the financial statements of Lee Harris and Company for the year ended December 31, 2002 and have issued my report thereon dated February 9, 2003. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. The study and evaluation included the accounting system, the procedures in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a)(11) and compliance with the conditions of the exemption from Rule 15c 3-3 (Exhibit I). Nothing came to my attention in conducting these procedures that caused me to believe that Lee Harris and Company was not in compliance with the conditions of the exemption from Rule 15c 3-3 during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived, and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of the report under Rule 17A-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by

management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

Lee Harris and Company is wholly-owned and solely operated by yourself. Therefore control procedures whose effectiveness depends on segregation of duties cannot be followed.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2002, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no material weaknesses other than the limitation on segregation of duties noted in the preceding paragraph.

Jon Flood[illegible]

February 24, 2003